Exhibit 99.1

NQ Mobile™ Responds to the Allegations Raised by a Research Report Dated October 24, 2013

BEIJING and DALLAS – October 25, 2013 – NQ Mobile (NYSE: NQ), a leading global provider of mobile Internet services, today responded to the allegations raised in a research report by Muddy Waters dated October 24, 2013. The company believes that the allegations and accusations set forth in the Muddy Waters report (the “Report”) are false and inaccurate and contain numerous errors of facts, misleading speculations and malicious interpretations of events. Further, the allegations fail to take into account various factors necessary to understand the matters addressed. Finally, the Report makes many misrepresentations about the company, its management team, as well as misrepresentations about its products, business practices and how it interacts with its partners. The company intends to take all appropriate legal actions to defend itself against these charges and to protect the interest of shareholders.

Before we address the allegations in the Report in more detail at a later time, as confirmation of the strong foundations of our business, the following table shows our major term deposits in cash as of today.

Table of Major Term Deposits:

	Bank Name	Company Name	Account NO.	Balance	Interest Rate	Term Deposit Type	Maturity Date
1	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX349	¥44,700,000.00	2.50%	One-year term deposit	2013/10/29
2	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX662	¥90,000,000.00	3.30%	One-year term deposit	2013/11/9
3	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX447	¥85,000,000.00	3.30%	One-year term deposit	2014/1/24
4	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX121	¥31,000,000.00	3.30%	One-year term deposit	2014/3/8
5	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX382	¥40,000,000.00	3.30%	One-year term deposit	2014/4/17
6	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX133	¥90,000,000.00	3.50%	One-year term deposit	2014/4/18
7	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX319	¥40,000,000.00	3.30%	One-year term deposit	2014/5/6
8	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX148	¥55,300,000.00	3.575%	One-year term deposit	2014/6/28
9	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX262	¥44,700,000.00	3.575%	One-year term deposit	2014/6/28
10	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX981	¥57,300,000.00	3.30%	One-year term deposit	2014/7/19
11	Industrial Bank Co. Ltd Beijing Dongdan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXXX347	¥100,000,000.00	3.30%	One-year term deposit	2014/9/16
12	Bank of Jiangsu Xisanhuan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXX089	¥30,000,000.00	3.30%	One-year term deposit	2014/6/21
13	Bank of Jiangsu Xisanhuan Branch	Beijing NQ Technology Co., Ltd(PRC)	XXXXXXXXXXXXXX949	¥50,000,000.00	3.30%	One-year term deposit	2014/10/9
14	Standard Chartered Bank Hong Kong Branch	NQ MOBILE INC	XXXXXXXX997	$166,462,493.00	0.36%	One-month term deposit	2013/11/18

Finally, as a reminder, the Company will utilize its existing $35 million stock buyback after the blackout period following our Q3/2013 earnings release.

NQ Mobile remains focused on its strong business vision and strategy to become a leading mobile global Internet platform. We will continue to deliver great products to our customers and great services to our partners around the world. We welcome investors, analysts and partners to review our business, our products, and our strategy.

Safe Harbor Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games as well as advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of June 30, 2013, NQ Mobile maintained a large, global user base of 372 million registered user accounts and 122 million monthly active user accounts through its consumer mobile security business, 87 million registered user accounts and 16 million monthly active user accounts through its mobile games and advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com/.

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Media Contacts:

Alex Fencl

MWW for NQ Mobile

afencl@mww.com

+1 214 414 3330

Kim Titus

NQ Mobile

kim.titus@nq.com

+1 972 841 0506

Investor Relations Contact:

Investor Relations

NQ Mobile Inc.

investors@nq.com

+852 3975 2853

+1 469 310 5280